VF 3-18-04

AM 3-17-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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04016061

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 2 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-52801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRINITY WEALTH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
333 S. KIRKWOOD RD., SUITE 300
(No. and Street)

ST. LOUIS, MO. 63122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES E. MATUSH, JR. 314-966-0033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE, HORTON & CARLSON, PC
(Name – *if individual, state last, first, middle name*)

209A EAST GREEN MEADOWS ROAD, COLUMBIA, MO 65203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES E. MATUSH, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

6-4-0

Notary Public

GENE GOLOMSKI
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXPIRES: 6-4-04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Audited Financial Statements
and Supplemental Information

Trinity Wealth Securities, LLC

December 31, 2003

Trinity Wealth Securities, LLC

TABLE OF CONTENTS

December 31, 2003

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

We have audited the accompanying balance sheets of Trinity Wealth Securities, LLC (a Missouri limited liability company) as of December 31, 2003 and 2002 and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on page 8-10 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Horton & Carlson PC

Columbia, Missouri
February 24, 2004

Trinity Wealth Securities, LLC

BALANCE SHEET

	December 31 2003	December 31 2002
ASSETS		
CURRENT ASSETS		
Cash in bank	$ 9,762	$ 90,413
Commissions receivable	7,128	17,126
	$16,890	$107,539
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 5,000	$ --
Commissions payable	6,027	2,371
	11,027	2,371
MEMBERS' EQUITY		
Members' equity	5,863	105,168
	$16,890	$107,539

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENT OF INCOME

	Year ended December 31 2003	2002
Sales		
Commissions received	$248,737	$739,566
Cost of Sales		
Commissions paid	23,948	24,156
GROSS PROFIT	224,789	715,410
Overhead Expenses		
Professional fees	4,228	750
Licenses and permits	9,366	4,646
TOTAL OVERHEAD EXPENSES	13,594	5,396
NET INCOME	$211,195	$710,014

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

December 31, 2003

BALANCE AT DECEMBER 31, 2001	$ 16,715
Net income	710,014
Contributions	5,500
Distributions	(627,061)
BALANCE AT DECEMBER 31, 2002	105,168
Net income	211,195
Contributions	--
Distributions	(310,500)
BALANCE AT DECEMBER 31, 2003	$ 5,863

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENT OF CASH FLOWS

	Year ended December 31 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$211,195	$710,014
Adjustments to reconcile net income to net cash provided by operating activities:		
Commissions receivable	9,998	(4,134)
Accounts payable	5,000	--
Commissions payable	3,656	(127)
NET CASH PROVIDED BY OPERATING ACTIVITIES	229,849	705,753
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan repayments	--	(5,619)
Distributions	(310,500)	(621,561)
NET CASH USED IN FINANCING ACTIVITIES	(310,500)	(627,180)
CHANGE IN CASH AND CASH EQUIVALENTS	(80,651)	78,573
Cash and cash equivalents at beginning of year	90,413	11,840
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,762	$ 90,413

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. No cash was paid for interest or taxes in 2003 or 2002.

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2003 and 2002 all of the Company's commissions receivable and payable were less than 30 days old.

Income Taxes: The Company has elected to be taxed as a partnership. As such, all items of income and expense are passed through to the limited liability company's members to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. Sales personnel are paid on a commissioned basis and are considered to be self-employed. No taxes are withheld from commissions paid.

NOTE B--RELATED PARTY TRANSACTIONS

The Company is owned by James Matush, Jr. (50%) and HB Investments (50%). James Matush, Jr. and HB Investors are also equal members in Trinity Wealth Advisors, LLC. HB Investors is expected to withdraw its membership from the Company in 2004.

Trinity Wealth Advisors, LLC provides registered investment advisory services for its clients and Trinity Wealth Securities, LLC was formed to facilitate securities transactions for these clients. The Company operates in office space provided by Trinity Wealth Advisors, LLC and Trinity Wealth Advisors, LLC employees provide administrative services for the Company. Trinity Wealth Advisors, LLC is not reimbursed for these services.

NOTE C—NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2003 the Company had net capital of $5,863. ($863 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 188.08% (1.8808). On December 31, 2002 the Company had net capital of $105,168. ($100,168 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 2.37% (0.0237).

NOTE D--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2003 and 2002, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE E--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2003 and 2002 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

Trinity Wealth Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 13c3-1(1)

	December 31 2003	December 31 2002
NET CAPITAL		
Ownership Equity	$5,863	$105,168
Less non-allowable assets--None	--	--
TOTAL ALLOWABLE CAPITAL	5,863	105,168
Less Haircuts on Investments--None	--	--
TOTAL NET CAPITAL	5,863	105,168
MINIMUM NET CAPITAL REQUIREMENT--Note C	(5,000)	(5,000)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$ 863	$100,168
TOTAL AGGREGATE INDEBTEDNESS	$11,027	$ 2,371
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	188.08%	2.37%

See independent auditors' report

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

In planning and performing our audits of the financial statements and supplemental schedules of Trinity Wealth Securities, LLC for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparison.

2) Recordation of differences required by Rule 17a-13.

3) Compliance with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 24, 2004